Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Novadaq Technologies Inc.,

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2013 and 2012 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

Toronto, Canada	Chartered Accountants
February 5, 2014	Licensed Public Accountants

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at December 31, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	19	$182,329,782	$38,954,181
Accounts receivable	19	8,502,095	4,056,954
Prepaid expenses and other assets		1,032,431	852,674
Inventories	7	3,845,695	1,713,577

Non-current assets
Property and equipment, net	9	13,360,833	10,717,661
Deferred tax assets	15	—	170,442
Intangible assets, net	10	3,303,647	1,121,808

Total Assets		$212,374,483	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$7,123,563	$3,407,329
Provisions	13	187,080	85,260
Deferred revenue		380,325	637,864
Deferred partnership fee revenue	16	1,300,000	1,300,000
Repayable government assistance	12, 14	17,587	203,148

Non-current liabilities
Deferred tax liabilities	15	—	170,442
Convertible debentures	12	—	4,656,746
Deferred revenue		193,626	144,204
Deferred partnership fee revenue	16	1,991,666	3,291,666
Repayable government assistance	12, 14	—	17,946
Shareholder warrants	11	26,065,994	13,002,930

Total Liabilities		$37,259,841	$26,917,535

Shareholders’ Equity
Share capital	21	$307,103,074	$139,946,563
Contributed surplus		8,953,041	7,908,224
Equity component of convertible debentures	12	—	1,454,353
Deficit		(140,941,473)	(118,639,378)

Total Shareholders’ Equity		$175,114,642	$30,669,762

Total Liabilities and Shareholders’ Equity		$212,374,483	$57,587,297

Total number of common shares outstanding	21	54,894,038	40,226,243

Commitments and contingencies	23

These consolidated financial statements are authorized for issue by the Board of Directors on February 5, 2014. They are signed on the Company’s behalf by:

On behalf of the Board:

/s/ Anthony Griffiths, Director	/s/ William Mackinnon, Director

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars, except per share amounts)

	Notes	December 31, 2013	December 31, 2012
Product sales		$31,019,451	$19,037,096
Royalty revenue	8	1,889,404	1,849,668
Partnership fee revenue	16	1,300,000	1,300,000
Service revenue		811,683	802,296

Total revenues	24	35,020,538	22,989,060
Cost of sales		12,932,695	8,537,408

Gross profit		22,087,843	14,451,652

Selling and distribution expenses		14,060,861	4,926,376
Research and development expenses		7,974,455	5,958,499
Administrative expenses		7,233,570	6,573,484
Write-down of equipment	9	25,488	—
Write-down of inventory	7	31,285	57,540

Total operating expenses		29,325,659	17,515,899

Loss from operations		(7,237,816)	(3,064,247)

Finance costs	17	(182,896)	(707,500)
Finance income		109,089	61,798
Warrants revaluation adjustment	11	(15,015,472)	(8,558,323)
Gain on investment	19	25,000	25,000

Loss from operations before income taxes		(22,302,095)	(12,243,272)
Income tax expense		—	(100,861)

Net loss and comprehensive loss for the year	22	($22,302,095)	($12,344,133)

Basic and diluted loss and comprehensive loss per share for the year	22	($0.47)	($0.32)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Net loss and comprehensive loss for the year	—	—	—	(22,302,095)	(22,302,095)
Public offering, net	154,318,327	—	—	—	154,318,327
Exercise of convertible debentures	6,280,155	—	(1,454,353)	—	4,825,802
Exercise of options	3,960,668	(1,476,115)	—	—	2,484,553
Exercise of warrants	2,597,361	(23,052)	—	—	2,574,309
Share-based compensation	—	2,543,984	—	—	2,543,984

As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2011	$98,695,023	$6,772,298	$1,454,353	($106,295,245)	$626,429
Net loss and comprehensive loss for the year	—	—	—	(12,344,133)	(12,344,133)
Public offering, net	36,946,898	—	—	—	36,946,898
Exercise of options	137,622	(50,130)	—	—	87,492
Exercise of warrants	4,167,020	(130,627)	—	—	4,036,393
Share-based compensation	—	1,316,683	—	—	1,316,683

As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2013	December 31, 2012
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year		($22,302,095)	($12,344,133)
Items not affecting cash
Depreciation of property and equipment	9,17	3,368,165	2,142,633
Amortization of intangible assets	10	335,428	1,150,626
Stock-based compensation	18	2,543,984	1,316,683
Imputed interest on convertible debentures		169,056	433,292
Warrants revaluation adjustment	11	15,015,472	8,558,323
Write-down of equipment	9	25,488	—
Write-down of inventory	7	31,285	57,540
Gain on investment	19	(25,000)	(25,000)

		(838,217)	1,289,964
Changes in non-cash working capital
Increase in accounts receivable		(4,445,141)	(2,038,172)
Increase in inventories	7	(2,163,403)	(604,700)
(Increase) decrease in prepaid expenses and other assets		(9,315)	55,149
Increase in accounts payable		3,670,558	839,696
(Decrease) increase in deferred revenue		(216,240)	263,336

Net change in non-cash working capital balances related to operations		(3,163,541)	(1,484,691)

Decrease in long-term deferred revenue		(1,300,000)	(1,325,602)

Cash used in operating activities		(5,301,758)	(1,520,329)

INVESTING ACTIVITIES
Purchase of property and equipment	9	(6,424,498)	(6,511,829)
Purchase of intangible assets	10	(2,517,267)	—
Disposal of property and equipment	9	387,673	275,521
Redemption of long-term investment	19	25,000	25,000

Cash used in investing activities		(8,529,092)	(6,211,308)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	21	162,544,000	40,336,250
Transaction costs paid relating to issuance of common shares	21	(8,225,673)	(3,389,352)
Repayable government assistance		(203,507)	(191,068)
Proceeds from exercise of options		2,484,553	87,492
Proceeds from exercise of warrants		621,912	202,895

Cash provided by financing activities		157,221,285	37,046,217

Net increase in cash and cash equivalents		143,390,435	29,314,580
Net foreign exchange difference		(14,834)	5,993
Cash and cash equivalents at beginning of year		38,954,181	9,633,608

Cash and cash equivalents at end of year		$182,329,782	$38,954,181

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

1.	ORGANIZATION

The consolidated financial statements of Novadaq Technologies Inc. [the “Company”] for the year ended December 31, 2013 were authorized for issuance in accordance with a resolution by the directors on February 5, 2014. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada.

2.	OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on April 14, 2000. Novadaq Corp. was incorporated in the State of Delaware in June 2005 as a wholly owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its subsidiary. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of preparation

The consolidated financial statements are presented in the currency of United States dollars [“U.S. dollars”]. They are prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial instruments, which are measured at fair value. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

[b]	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

[c]	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiary Novadaq Corp. as at December 31, 2013 and 2012. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

[d]	Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to January 1, 2010 are expensed and included in administrative expenses. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of loss and comprehensive loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

[e]	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible to cash with maturities of less than 90 days at the time of purchase. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and highly liquid investments as defined above, net of outstanding bank overdrafts, if any.

[f]	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis.

[g]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and any impairment losses determined. Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary and, where relevant, the present value of all dismantling and removal costs. All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Medical devices	2 to 5 years
Furniture and fixtures	3 years
Computer equipment	2 years
Leasehold improvements	Over the term of the lease

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets’ useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate. No depreciation is taken on construction in progress until the asset is ready for management’s intended use.

[h]	Intangible assets

The Company owns intangible assets consisting of licenses, SPY software and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
SPY software	2 years
Patent rights	13 to 21 years

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

[i]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumables and medical devices; and

•	Market share assumptions.

Gross margins - Gross margins are based on historical and forecasted values.

Discount rates - Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Price development for the consumables and medical devices - Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions - These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

[j]	Leased assets

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

[k]	Financial instruments

The Company classifies its financial instruments as either [i] financial assets at fair value through profit or loss, [ii] loans and receivables or [iii] available-for-sale, and its financial liabilities as either [i] financial liabilities at fair value through profit or loss or [ii] other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

There are currently no financial instruments classified as available-for-sale.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried at fair value. Related realized and unrealized gains and losses are included in the consolidated statements of loss and comprehensive loss in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The losses arising from impairment are recognized in the consolidated statements of loss and comprehensive loss in finance costs.

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Because the Company’s shareholder warrants are denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability and are remeasured at fair value through profit or loss.

Other financial liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of loss and comprehensive loss.

De-recognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

[l]	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

[n]	Common share warrants derivatives

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period.

[o]	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership [inventory risks for the delivered products, credit risk for the transaction with the end customer and price risk for the transaction with the end customer] to the partners, who maintains the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

[p]	Foreign currency translation

The Company’s functional currency is the U.S. dollar.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[q]	Loss per share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average number of common shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

[r]	Share-based compensation plan

Employees [including senior executives and Board members] of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for share-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

[s]	Government contributions and grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred revenue and released to income in equal amounts over the expected useful life of the related asset.

Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Where forgivable loans are provided by governments depending on meeting certain criteria by the Company, the forgivable loan is recorded as other operating income when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

[t]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada). Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[u]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs for the standard one year manufacturer’s warranty are recognized when the product is sold. Initial recognition is based on historical experience and future expected costs. The initial estimate of warranty-related costs is revised annually. The time value of money is not material.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements relate to the following:

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Revenue recognition

For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

Impairment of non-financial assets

The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Development costs

Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

Useful lives of key property and equipment and intangible assets

The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

Accounts receivable

The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

Share-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate expected life of the option, volatility and dividend yield.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Shareholder warrants

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

5.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board of Directors also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB amended both IAS 32- Financial Instruments: Presentation and IFRS 7 – Financial Instruments: Disclosures by moving the disclosure requirements in IAS 32 to IFRS 7 and enhancing the disclosures about offsetting financial assets and liabilities. The effective date of the amendments is for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted but must be applied together with IFRS 9. The Company has assessed the impact of these standards and there is no impact on its consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The Company has assessed the impact of this standard and there is no impact on its consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

6.	NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 had no impact on the consolidation of investments held by the Company.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 had no impact on the Company.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 19.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

7.	INVENTORIES

Inventories by category are as follows:

	December 31, 2013	December 31, 2012
	$	$
Raw materials	3,099,134	1,168,045
Medical devices, software and parts	686,545	499,502
TMR kits	60,016	46,030

	3,845,695	1,713,577

For the year ended December 31, 2013, the Company wrote down inventory of $31,285 to its net realizable value [2012 - $57,540] and wrote up inventory of nil [2012 - nil]. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

For the year ended December 31, 2013, $4,175,885 [2012 - $1,521,412] of inventory has been recognized in cost of sales.

8.	TECHNOLOGY

On January 13, 2009, the Company entered into two agreements with Intuitive Surgical® Inc. [“Intuitive”], a License and Development Agreement and a Supply Agreement. Under the License and Development Agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s da Vinci® robot surgical system. The Company received an initial $2,000,000 license payment upon execution of the agreements and received additional amounts totalling $3,000,000 based upon achieving certain predefined development milestones. In August 2010, the Company received the final milestone payment representing the final design review and acceptance of the integrated technology. The total receipt of $5,000,000 has been recorded as a sale of which $3,958,737 of revenue was recognized in 2010 and $1,041,263 was recognized earlier based on the cost recovery method of revenue recognition. The associated costs were recognized in the same periods.

Under the Supply Agreement, the Company is also appointed as the exclusive long-term supplier for key components of the Integrated Product and for the imaging agent used to perform each imaging procedure with the Integrated Product. Supply commenced under this agreement in February 2011, following Intuitive’s receipt of the U.S. Food and Drug Administration’s 510(k) clearance for the Integrated Product and commercialization activities were initiated.

Additionally, the Company received royalty payments for each surgical robot system sold that included the Company’s SPY imaging technology [the “Integrated Product”]. The Company has also been paid royalties for systems that have been previously sold and installed in hospitals that were field upgraded to include the Integrated Product. The royalty period commenced in February 2011 based on the first commercial sale of the Integrated Product and is renewable subject to certain terms and conditions. For the year ended December 31, 2013, the Company earned royalties of $1,889,404 [2012 - $1,849,668] through the sales of the Integrated Product.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

9.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	6,132,863	21,774	221,773	48,088	6,424,498
Disposals	(464,573)	—	—	—	(464,573)

Balance at December 31, 2013	20,658,005	432,187	1,475,962	284,716	22,850,870

Depreciation:
Balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(3,174,794)	(11,866)	(93,070)	(88,435)	(3,368,165)
Write-down	(25,488)	—	—	—	(25,488)
Disposals	76,900	—	—	—	76,900

Balance at December 31, 2013	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)

Net book value at December 31, 2013	13,063,465	29,340	202,117	65,911	13,360,833

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2012	8,971,551	392,190	1,161,916	185,902	10,711,559
Additions	6,350,607	18,223	92,273	50,726	6,511,829
Disposals	(332,443)	—	—	—	(332,443)

Balance at December 31, 2012	14,989,715	410,413	1,254,189	236,628	16,890,945

Depreciation:
Balance at January 1, 2012	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)
Depreciation	(2,039,898)	(4,083)	(59,346)	(39,306)	(2,142,633)
Disposals	56,922	—	—	—	56,922

Balance at December 31, 2012	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)

Net book value at December 31, 2012	10,518,557	19,432	73,414	106,258	10,717,661

During the year, the Company recorded a write-down of equipment of $25,488 [2012 - nil] and disposed medical devices of $387,673 [2012 - $275,521]. As at December 31, 2013, medical devices includes construction-in-progress of $2,689,174 [2012 - $1,188,369], which are not being depreciated. Depreciation will commence when the devices are placed at medical institutions.

For the year ended December 31, 2013, additions included expenditures of $4,245,102 [2012 - $5,173,349] on SPY technology imaging systems placed at medical institutions to generate revenue.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

10.	INTANGIBLE ASSETS

Intangible assets include licenses, SPY software and patent rights as summarized below:

	Licenses	SPY software	Patent rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	5,913,642	405,195	2,534,836	8,853,673
Additions	—	—	2,517,267	2,517,267

Balance at December 31, 2013	5,913,642	405,195	5,052,103	11,370,940

Amortization:
Balance at January 1, 2013	(5,854,324)	(405,195)	(1,472,346)	(7,731,865)
Amortization	(59,318)	—	(276,110)	(335,428)

Balance at December 31, 2013	(5,913,642)	(405,195)	(1,748,456)	(8,067,293)

Net book value at December 31, 2013	—	—	3,303,647	3,303,647

	Licenses	SPY software	patent rights	Total
	$	$	$	$
Cost:
Balance at January 1 and December 31, 2012	5,913,642	405,195	2,534,836	8,853,673

Amortization:
Balance at January 1, 2012	(5,142,503)	(202,597)	(1,236,139)	(6,581,239)
Amortization	(711,821)	(202,598)	(236,207)	(1,150,626)

Balance at December 31, 2012	(5,854,324)	(405,195)	(1,472,346)	(7,731,865)

Net book value at December 31, 2012	59,318	—	1,062,490	1,121,808

During the year, the Company acquired inventory and patents from Digirad Corporation related to the TRAPPER Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years. Of the initial consideration, approximately $147,000 has been allocated to inventory, with the remainder allocated to the patents. The Company will record the additional $1,000,000 in contingent consideration upon achievement of the specific milestones.

In addition, three other patents were acquired for $664,853, resulting in total additions of $2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years and will be amortized using the straight line method.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

11.	WARRANTS

	Broker		Shareholder		Shareholder
	Warrants	Amount	Warrants	Amount	Warrants	Amount	Total
	#	$	#	$	#	$	$
December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784
Exercised	(58,856)	(70,627)	(67,407)	(437,889)	(507,493)	(3,395,609)	(3,904,125)
Revaluation	—	—	—	1,924,278	—	6,634,045	8,558,323

December 31, 2012	19,210	23,052	542,431	3,254,828	1,621,846	9,748,102	13,025,982

Exercised	(19,210)	(23,052)	(148,558)	(1,316,698)	(60,331)	(635,709)	(1,975,459)
Revaluation	—	—	—	3,353,734	—	11,661,737	15,015,471

December 31, 2013	—	—	393,873	5,291,864	1,561,515	20,774,130	26,065,994

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18 per share. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: average volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2012 were valued at U.S. $6.01 per warrant.

As at December 31, 2013, the warrants were revalued at U.S. $13.30 per warrant utilizing the following assumptions: volatility rate of 42%; risk-free interest rate of 1.00%; expected life of 2.23 years; and an exchange rate of 0.9402.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180 in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate of 69%; risk-free interest rate of 1.88%; and expected life of five years for shareholder warrants and three years for broker warrants. Shareholder warrants were initially established at U.S. $1.47 and at December 31, 2012 were valued at U.S. $6.00 per warrant.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

As at December 31, 2013, the warrants were revalued at U.S. $13.44 per warrant utilizing the following assumptions: volatility rate of 44%; risk-free interest rate of 0.80%; expected life of 1.14 years; and an exchange rate of 0.9402.

12.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	December 31, 2013	December 31, 2012
		$	$
Repayable government assistance	31/01/2014	17,587	221,094

Convertible debentures	18/02/2014	—	4,656,746

Total interest-bearing loans and borrowings		17,587	4,877,840

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment-in-kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

In March 2013, Fairfax Financial Holdings Ltd. exercised their right to convert debenture with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures.

In May 2013, two management members exercised their right to convert debt of $71,323 in exchange for 37,961 common shares of the Company in accordance with the terms of the Debentures.

As at December 31, 2013, the principal value of the Debentures was nil [2012 - $5,218,015] and the interest expense paid for the year ended December 31, 2013 was nil [2012 - $260,952].

13.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months based on past experience of the level of repairs and returns. It is expected that all of these warranty claims will be incurred in the next financial year. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about warranty costs.

	December 31, 2013	December 31, 2012
	$	$
Balance at January 1	85,260	41,300
Arising during the year	411,807	115,200
Utilization of accrual	(309,987)	(71,240)

Balance at December 31	187,080	85,260

14.	GOVERNMENT GRANTS AND CREDITS

Repayable government assistance

The Company has received contributions totalling CDN $985,050 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution was conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company is obligated to pay the NRC 1% of its gross revenue. The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the repayment period. The Company is expected to repay its obligation in full by the earlier of February 2014 based on the repayment schedule agreed upon with NRC or by March 2015.

Because the Company has repaid a material portion of the contributions from the NRC and is expecting to repay the remaining amount, it is not reasonably assured that the Company will meet the terms for forgiveness of the loan. Therefore, the Company has recorded such contribution from the NRC as a liability at the time when such contributions were made. As at December 31, 2013, the Company has a repayable government assistance totalling $17,587 [2012 - $221,094] representing the outstanding principal balance, repayable in equal monthly instalments of $17,587 over the next one month.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Investment tax credits

The Company is eligible to receive refundable Ontario Innovation Tax Credits and non-refundable Federal Investment Tax Credits as a result of incurring eligible expenditures for Scientific Research and Experimental Development. Such investment tax credits are deducted from the research and development expenses.

15.	INCOME TAXES

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset the current tax assets and current tax liabilities or deferred tax assets and deferred tax liabilities and they relate to taxes levied by the same tax authority.

The tax benefits of the following unused tax losses and deductible temporary differences have not been recognized in the financial statement due to the unpredictability of future earnings:

	2013	2012
Deductible temporary differences	$	$
Non-capital losses	93,902,000	93,181,000
Investment Tax Credits (“ITC”)	756,000	809,000
Scientific research and experimental development expenses	2,594,000	2,773,000
Accrued warranty and reserves, and accrued inter-company royalty	3,595,000	3,564,000
Share issue costs	8,365,000	3,522,000
Property and equipment and licenses	16,580,000	16,986,000
Net unrecognized deductible temporary differences	(125,792,000)	(120,835,000)

	—	—

A reconciliation between the Company’s statutory and effective tax rates is presented below:

	December 31, 2013	December 31, 2012
	%	%
Statutory rate	25.3	25.3
Permanent differences	(3.3)	(3.9)
Impact of foreign income tax rate differential	0.1	(1.2)
Change in enacted rates and true up	(0.1)	2.4
Unrecognized benefit of current year’s tax loss and other	(22.0)	(22.6)
US alternative minimum tax and state tax	(0.0)	(0.8)

Effective tax rate	(0.0)	(0.8)

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2013 is approximately $2,594,000 [2012 - $2,773,000].

At December 31, 2013, the Company has $67,729,000 of Canadian non-capital loss carryfowards [2012 - $66,430,000] that will expire from 2014 to 2033, and $26,173,000 of US non-capital losses [2012 - $26,751,000] that will expire from 2014 to 2032.

The Company has unclaimed Canadian scientific research investment tax credits of $756,000 [2012 - $807,000] that will expire from 2020 to 2028.

16.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeCell™ Corporation and Kinetics Concepts Inc.

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, the Company received $3,000,000 upon executing the agreement and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will equally share ongoing revenues from LifeCell’s and KCI’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000 including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares ongoing revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

As at December 31, 2013, the Company’s deferred partnership fee revenues of $3,291,666 [2012 - $4,591,666] represents the current and long-term portions of deferred partnership fee revenues for both the LifeCell and the LifeCell/KCI agreements.

MAQUET Cardiovascular, LLC

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC [“MAQUET”], naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System TMR and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula with respect to the sales and marketing services being provided by MAQUET and the Company supplying and supporting the products.

17.	FINANCE COSTS AND OPERATING EXPENSES

[a] Finance costs

	December 31, 2013	December 31, 2012
	$	$
Cash paid interest on repayable government assistance	13,840	13,256
Cash paid interest on convertible debentures	—	260,952
Imputed interest on convertible debentures	169,056	433,292

	182,896	707,500

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

[b] Depreciation and cost of inventories included in the consolidated statements of loss and comprehensive loss

	December 31, 2013	December 31, 2012
	$	$
Included in cost of sales
Depreciation	2,551,934	1,938,294
Cost of inventories recognized as an expense	4,175,885	1,521,412

Included in administrative expenses
Depreciation	112,986	62,687

Included in research and development expenses
Depreciation	728,733	141,652

[c] Employee and benefits expense

	December 31, 2013	December 31, 2012
	$	$
Wages and salaries	8,833,980	6,007,884
Benefit and bonus expense	2,397,946	1,423,972
Social security costs/benefits	223,079	176,209

[d] Lease payment expense

The Company has recognized $424,777 in lease expense for the year ended December 31, 2013 [2012 - $400,513].

18.	SHARE-BASED COMPENSATION PLAN

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The share-based compensation cost that has been recognized for the year ended December 31, 2013 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $2,543,984 [2012 - $1,316,683] with a corresponding increase to contributed surplus.

A summary of the options outstanding as at December 31, 2013 and 2012 under the Plan are presented below:

	December 31, 2013		December 31, 2012
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of year	3,066,295	3.98	2,589,211	3.18
Options granted	786,500	13.83	518,250	6.77
Options exercised	(899,695)	2.74	(24,363)	2.79
Options cancelled	(66,655)	2.14	(7,303)	2.62
Options forfeited	(175,501)	12.90	(9,500)	5.05

Options outstanding, end of year	2,710,944	6.72	3,066,295	3.98

Options exercisable, end of year	1,598,577	4.13	2,192,098	3.35

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The following table lists the inputs to the Black-Scholes option pricing model used for the Plan for the years ended December 31, 2013 and 2012.

	December 31, 2013	December 31, 2012
Dividend yield	—	—
Expected volatility rate	51%	63%
Risk-free interest rate	1.60%	1.80%
Expected life of share options for employees	4.0 years	4.0 years
Weighted average share price	$5.37	$6.77

The expected life of the stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the years presented in the consolidated financial statements.

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	December 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	182,329,782	182,329,782	38,954,181	38,954,181
Loans and receivables
Accounts receivable	8,502,095	8,502,095	4,056,954	4,056,954

	190,831,877	190,831,877	43,011,135	43,011,135

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	26,065,994	26,065,994	13,002,930	13,002,930
Other financial liabilities
Convertible debentures	—	—	4,656,746	4,656,746
Repayable government assistance	17,587	17,587	221,094	221,094
Accounts payable and accrued liabilities	7,123,563	7,123,563	3,407,329	3,407,329

	33,207,144	33,207,144	21,288,099	21,288,099

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, repayable government assistance, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of the warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	182,329,782	—	—	38,954,181	—	—

Financial liabilities
Shareholder warrants	—	26,065,994	—	—	13,002,930	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

In April 2010, the brokerage firm administering the Company’s investments reported a decrease in the value of this investment based on a market devaluation of the Auction Rate Securities [“ARS”] by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the fair value of the ARS to nil in the first quarter of 2010. During the year, the Company received $25,000 as a recovery on ARS. As at December 31, 2013, the principal value of the ARS is $75,000 [2012 - $100,000] with a fair value of nil [2012 - nil].

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than warrants, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash that are derived directly from its operations. The Company also holds available-for-sale financial instruments and enters into derivative transactions.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign currency and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses to a limited extent derivative financial instruments to mitigate certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and payable, available-for-sale financial instruments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the financial position as at December 31, 2013.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant. The analyses exclude the impact of movements in market variables on the carrying value of provisions and on the non-financial assets and liabilities of foreign operations.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The following assumptions have been made in calculating the sensitivity analyses:

•	The consolidated statements of financial position sensitivity relates to warrants.

•	The sensitivity of the relevant consolidated statements of loss and comprehensive loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at December 31, 2013.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars and the Company has repayable government assistance denominated in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2013, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives] of ($186,369) [2012 - ($158,456)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk as interest rates for its convertible debentures and repayable government assistance loan are fixed.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The Company has not experienced any direct material impacts to date of the economic downturn; however, the indirect impact could impact future profitability.

Approximately $7,050,417 or 83% [2012 - $3,617,173 or 84%] of the outstanding accounts receivable, before provisions at December 31, 2013, is due from five customers [2012 - three customers]. As at December 31, 2013, one customer accounts for $3,081,143 of accounts receivable, before provisions [2012 - $1,939,810].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. As at December 31, 2013, the Company has made a provision of $231,084 [2012 - $228,454] in respect of accounts which it believes may not be collectible. As at December 31, 2013, the Company’s accounts receivable, before provision, were 73% concentrated in the U.S. and Canada and 27% were concentrated in Europe and Asia [2012 – U.S. and Canada - 95%; Europe and Asia - 5%].

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the consolidated statements of loss and comprehensive loss. The following table sets forth details of the aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31, 2013	December 31, 2012
	$	$
Total accounts receivable	8,733,179	4,285,408
Less allowance for doubtful accounts	(231,084)	(228,454)

Total accounts receivable, net	8,502,095	4,056,954

Of which
Current	7,954,819	3,505,582
31 - 60 days	474,145	351,024
61 - 90 days	54,101	—
Over 90 days	250,114	428,802
Less allowance for doubtful accounts	(231,084)	(228,454)

Total accounts receivable, net	8,502,095	4,056,954

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The movement in the Company’s allowance for doubtful accounts for the years ended December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
	$	$
Balance, beginning of year	228,454	583,477
Additional provision recognized	15,706	2,598
Amounts recovered during the year	(10,000)	(65,060)
Amounts written off during the year	(3,076)	(292,561)

Balance, end of year	231,084	228,454

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis and may be updated throughout the year, subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company has accounts payable and accrued liabilities and repayable government assistance that have contractual cash flows approximating their fair value and have maturities of less than one year. The Company attempts to achieve this obligation through managing cash from operations and through the availability of funding from strategic alliances or equity placements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The tables below summarize the maturity profile of the Company’s financial liabilities as at December 31, 2013 and 2012 based on contractual undiscounted payments:

December 31, 2013:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Convertible debentures	—	—	—	—	—
Convertible debentures interest payable	—	—	—	—	—
Repayable government assistance	17,587	17,587	—	—	—
Repayable government assistance interest payable	194	194	—	—	—
Accounts payable and accrued liabilities	7,123,563	7,123,563	—	—	—

Total financial liability payments	7,141,344	7,141,344	—	—	—

December 31, 2012:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Convertible debentures	5,218,015	—	5,218,015	—	—
Convertible debentures interest payable	295,926	260,901	35,025	—	—
Repayable government assistance	221,094	203,148	17,946	—	—
Repayable government assistance interest payable	28,035	27,833	202	—	—
Accounts payable and accrued liabilities and provisions	3,407,329	3,407,329	—	—	—

Total financial liability payments	9,170,399	3,899,211	5,271,188	—	—

[d] Capital management

Consistent with the Prospectus Supplement filed on October 25, 2013, the Company intends to use such net proceeds for general corporate purposes, including funding potential future acquisitions, capital expenditures, the investments required to commercialize PINPOINT and LUNA, the procurement of raw material supply and for future research and development of new product hardware and software and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments. The primary objective of the Company is to ensure receipt of sufficient funds from sales, equity offerings, partnership fees and debt instruments to support the cash requirements for ongoing operations.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

20.	RELATED PARTY DISCLOSURES

Fairfax Financial Holdings Limited exercised their right to convert debenture with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company. A director of the Company is also a director of Fairfax Financial Holdings Limited.

As at December 31, 2013 and 2012, the Company has no receivable or payable values with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing and Business Development, Open Surgery; Vice President, Operations; and Vice President, Investor Relations and Corporate Development.

Compensation of key management personnel of the Company

	December 31, 2013	December 31, 2012
	$	$
Wages and salaries	1,924,959	1,256,144
Benefits and bonus expense	896,130	624,152
Social security costs	19,853	16,496

Total key management compensation	2,840,942	1,896,792

The Company has recognized $2,116,926 [2012 – $687,031] in share-based compensation cost for key management personnel and $245,997 [2012 - $219,890] for Board of Directors for the year ended December 31, 2013.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

21.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2011	32,769,462	98,695,023
Public offering	7,015,000	36,946,898
Exercise of broker warrants pursuant to private placement	25,299	130,627
Exercise of stock options	24,363	137,622
Exercise of warrants	392,119	4,036,393

Balance at December 31, 2012	40,226,243	139,946,563

Public offering	10,735,000	154,318,327
Exercise of broker warrants pursuant to private placement	14,099	23,052
Exercise of convertible debt	2,810,112	6,280,155
Exercise of stock options	899,695	3,960,668
Exercise of warrants	208,889	2,574,309

Balance at December 31, 2013	54,894,038	307,103,074

On May 1, 2013, the Company announced that it had completed the closing of its public offering of 4,485,000 common shares at a price of $12.90 per share. Gross proceeds from the offering were approximately $57,856,500 resulting in cash proceeds of $54,674,930, net of transaction costs. The shares of the Company are registered with the SEC and listed on the NASDAQ in addition to the TSX.

On October 29, 2013, the Company announced that it had completed the closing of its public offering of 6,250,000 common shares at a price of $16.75 per share. Gross proceeds from the offering were approximately $104,687,500 resulting in cash proceeds of $99,643,397, net of transaction costs. The shares of the Company are registered with the SEC and listed on the NASDAQ in addition to the TSX.

22.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31, 2013	December 31, 2012
	$	$
Net loss and comprehensive loss for the year attributable to shareholders for basic and diluted loss per share	22,302,095	12,344,133

Weighted average number of common shares for basic and diluted loss per share	47,058,647	38,006,691

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

23.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia and Taunton, Massachusetts. The total future minimum annual lease payments, including four months free base rent in Richmond, British Columbia and proportionate operating expenses for three locations, are as follows:

$
Within one year	426,670
After one year but not more than five years	424,999
More than five years	—

851,669

Sales and marketing agreement

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the SPY Imaging Technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Pursuant to the agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development which is within normal business operating expenses.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(expressed in U.S. dollars, except as otherwise indicated)

Loan agreement

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2013, the Company has not utilized the credit facility. The Company is in compliance with the financial covenants and reporting requirements at December 31, 2013.

24.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	December 31, 2013	December 31, 2012
	$	$
United States	30,304,666	22,229,246
Outside United States	4,715,872	759,814

Total	35,020,538	22,989,060

Property and equipment, net is as follows

	December 31, 2013	December 31, 2012
	$	$
Canada	5,161,713	2,419,062
United States	8,199,120	8,298,599

Total	13,360,833	10,717,661